717 TEXAS AVENUE, SUITE 1000 HOUSTON, TX 77002

April 19, 2018
VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:       Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2017, filed on February 16, 2018
File No. 001-12079

Dear Ms. Thompson:
We are in receipt of your letter addressed to Zamir Rauf, Executive Vice President and Chief Financial Officer of Calpine Corporation, dated April 5, 2018, concerning the above-referenced filings. We have begun to analyze the comments of the staff (the “Staff”) of the Securities and Exchange Commission and to gather the requested information in response to this request. However, due to the nature of the information requested, the demands required to complete our Form 10-Q filing for the quarter ended March 31, 2018 and the demands associated with corporate governance changes in connection with our recent change in control, we respectfully request additional time to submit a response to the Staff’s comments. Per our telephone conversation as of April 19, 2018, we hereby confirm that we will provide a comprehensive response no later than May 3, 2018.
We appreciate your consideration in this matter. If you have any questions concerning our request, please do not hesitate to contact me at (832) 325-1591.

Best regards,

/s/ JEFF KOSHKIN
Jeff Koshkin
Senior Vice President and
Chief Accounting Officer

cc:	Zamir Rauf, EVP and Chief Financial Officer
W. Thaddeus Miller, EVP and Chief Legal Officer